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                                                                       EXHIBIT 2

                                       Bid.Com International Inc.
[LOGO OF bid.com]                      6725 Airport Road, Suite 201
                                       Mississauga, ON L4V 1V2
                                       Tel: 905-672-7467/Facsimile: 905-672-5705
                                       Website: www.bid.com
                                       (Nasdaq: BIDS, TSE: BII)

FOR IMMEDIATE RELEASE

                 BID.COM ANNOUNCES FIRST QUARTER 2001 RESULTS
             Cash Burn Rate Improves, Restructuring Plan Announced

TORONTO, ONTARIO--April 24, 2001--Bid.Com International Inc. (Nasdaq: BIDS, TSE:BII), a global provider dynamic pricing solutions, today announced results for its first quarter ended March 31, 2001. As of March 31, 2001, the exchange rate was Cdn $1.58 to US$1.00.

Gross revenue in the first quarter 2001 totaled $1.2 million compared to $6.6 million in the same period in 2000. Gross revenue comprises fees under enabling agreements and deferred revenues recognized in the quarter. The year-over-year decline in revenues reflects the Company's exit from the on-line business-to-consumer market segment and evolution to a business-to-business enabler of e-commerce activities. As reported previously, Bid.Com closed its on-line retail operations on October 24, 2000.

In addition to its gross revenues of $1.2 million, Bid.Com generated $1.6 million in new contract value in the first quarter. New contract value represents contractually committed revenue that is expected to be earned over the course of signed agreements. The combined total of gross revenues and new contract value of $2.8 million meets the Company's revised expectations issued on March 30.

"Our revenues and new contract value reflect general economic conditions that have forced many organizations, including our own customers, to delay or cancel the implementation of e-commerce initiatives," said Mr. Jeff Lymburner, President and CEO, Bid.Com International Inc. "Given the uncertain business climate, we are unable to provide any guidance as to expected financial results for the current quarter or the balance of 2001."

Cash burn rate improves; restructuring plan announced
During the quarter, Bid.Com experienced a number of non-operational items that warrant highlighting:
     . The Company realized a gain of $3.7 million from the sale of its shares in AOL.
     . The Company recorded provisions for impaired strategic investments and other assets.
     . The Company recorded a favorable mark to market adjustments for its marketable securities.

Bid.Com reported a net loss from operations for the quarter of $3.8 million or $0.07 per basic share. This compares to a net loss of $5.6 million, or $0.10 per basic share, for the fourth quarter of 2000 and a net loss of $0.15 per basic share in the same period in 2000. At the end of March 31, 2001, Bid.Com held $14.4 million in cash and marketable securities.

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"The continued improvement in our bum-rate earnings per share are further evidence of our commitment to improving operational performance and achieving our financial objectives," Mr. Lymburner said.

In response to unfavorable economic conditions, the Company also announced a restructuring plan that will significantly curtail spending across all major areas, including sales, marketing, and operations. As part of the restructuring, Bid.Com reduced its workforce by approximately 35 per cent. As a result, the Company expects to incur a one-time restructuring charge of $750,000.

"While we are making a number of very difficult decisions particularly as they relate to our people, we believe these aggressive measures will help ensure Bid.Com's long-term viability," Mr. Lymburner said.

Milestones achieved
In spite of adverse economic conditions, Bid.Com achieved a number of milestones in the first quarter of 2001 including:
     . The Company announced multi-year e-commerce agreements with a number of organizations such as GE Capital's Commercial Equipment Financing business unit, Skerman Group, Buzzgolf, Games Trader and DBI Logistics.
     . Bid.Com successfully implemented a number of successful dynamic pricing initiatives for its customers, including ValueVision International Inc., News International Inc., and Skerman Group.
     . Bid.Com formed a strategic alliance with Eloqua, a provider of web-based sales and marketing solutions.

Mr. Lymburner concluded: "Although negative economic conditions have impacted our revenues in this recent quarter, there are a number of reasons to be bullish about our long-term prospects. In particular, feedback from our customers on the effectiveness of our strategic sourcing solution, Dyn@mic Buyer, has been very favorable. We believe this solution will drive considerable new customer activity and revenues for the Company in the future. In addition, our aggressive restructuring enables Bid.Com to maintain our levels of customer service while significantly reducing our quarterly burn-rate."

Bid.Com will hold a conference call at 9:00 a.m. EST on April 25 to discuss its financial results. Followers of Bid.Com are invited to listen to the call live over the Internet on the Investor Relations section of the Bid.Com site at http://www.bid.com/investor.asp. The call will also be broadcast on www.newswire.ca/webcast/pages/bid.com20010425/.

About Bid.Com International Inc.:
---------------------------------

Founded in 1995, Bid.Com (NASDAQ:BIDS, TSE:BII) provides a comprehensive suite of dynamic pricing solutions that allow organizations to buy and sell on-line effectively. Thanks to an award-winning and scaleable technology platform, Bid.Com's multiple transaction methods and strategic sourcing applications can be integrated within any business-to-business or consumer-based environment.

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Current customers and partners include GE Capital, News International, Research
In Motion, CapGemini, ValueVision International Inc., Skerman Group and PricewaterhouseCoopers.

Bid.Com has offices in Toronto (Ontario), Tampa (Florida), New York, Sacramento (California), London (U.K.), Dublin (Ireland), and Melbourne (Australia).

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows and capital requirements. Forward-looking statements are subject to risks and uncertainties that may cause the Company's results to differ materially from expectations. These risks include the Company's ability to further develop its business-to-business and licensing businesses, the Company's ability to develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved. To receive additional information about Bid.Com International Inc. please visit www.bid.com.
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CONTACTS:
---------
At Bid.Com:                                   At BenchMark Porter Novelli:
-----------                                   ----------------------------
Joe Racanelli, Director of Marketing          Stacey Tessis
Tel: (905) 672-7467 ext. 273                  Tel: (416) 423-6605
Fax: (905) 672-9928                           E-mail:stessis@bmporternovelli.com
E-mail: jracanelli@bid.com
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